

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Darren Mercer
Chief Executive Officer
MICT, Inc.
28 West Grand Avenue, Suite 3
Montvale, New Jersey 07645

   Re: MICT, Inc.
     Registration Statement on Form S-3
     Filed September 4, 2020
     File No. 333-248602

Dear Mr. Mercer:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Geoff Kruczek at (202) 551-3641 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Richard I. Anslow